Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	For the Three Months Ended March 31, 2017

Income before income taxes, real estate dispositions and noncontrolling interest	$32,912
Interest expense
Term loans, senior notes and other debt	15,185
Earnings	$48,097

Interest
Term loans, senior notes and other debt expense	$15,185
Fixed charges	$15,185

Ratio of Earnings to Fixed Charges	3.2